# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Highest Performances Holdings Inc., CIK 0001750264
CUSIP: 69373Y109
Title of class of securities: Class A Ordinary Shares, Par Value US$0.001 Per Share
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie,, No. 399 Huazhaobi Xishun Street, Jinniu, Chengdu, Sichuan Province, China (F4), 610036
Date of event which requires filing of this statement: 01/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001424604

## Reporting persons
- Kingsford Resources Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 19,626,050; shared voting power 0; sole dispositive power 19,626,050; shared dispositive power 0; aggregate amount beneficially owned 19,626,050 (1.43% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 19,626,050 Class A ordinary shares, par value $0.001 per share, of Highest Performances Holdings Inc. (the "Issuer") held by Kingsford Resources Limited. Kingsford Resources Limited is wholly owned by Better Rise Investments Limited. 58.1% of the total outstanding shares of Better Rise Investments Limited are held by Mr. Lichong Liu, 27.1% of the total outstanding shares of Better Rise Investments Limited are held by Mr. Yinan Hu, 12.7% of the total outstanding shares of Better Rise Investments Limited are held by Mr. Peng Ge, and the remaining 2.1% are held by Mr. Jun Li. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Kingsford by virtue of his majority ownership of Kingsford through Better Rise Investments Limited. Mr. Liu disclaims beneficial ownership of all of the ordinary shares of the Issuer held by Kingsford, except to the extent of his pecuniary interest therein.
  
  Note to Row 11:
  
  Based on 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer.
- Better Rise Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 19,626,050; shared voting power 0; sole dispositive power 19,626,050; shared dispositive power 0; aggregate amount beneficially owned 19,626,050 (1.43% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 19,626,050 Class A ordinary shares, par value $0.001 per share, of the Issuer held by Kingsford Resources Limited, which is 100% owned by Better Rise Investments Limited. 58.1% of the total outstanding shares of Better Rise Investments Limited are held by Mr. Lichong Liu, 27.1% of the total outstanding shares of Better Rise Investments Limited are held by Mr. Yinan Hu, 12.7% of the total outstanding shares of Better Rise Investments Limited are held by Mr. Peng Ge, and the remaining 2.1% are held by Mr. Jun Li. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Kingsford by virtue of his majority ownership of Kingsford through Better Rise Investments Limited. Mr. Liu disclaims beneficial ownership of all of the ordinary shares of the Issuer held by Kingsford, except to the extent of his pecuniary interest therein.
  
  Note to Row 11:
  
  Based on 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer.
- Lichong Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 19,626,050; shared voting power 0; sole dispositive power 19,626,050; shared dispositive power 0; aggregate amount beneficially owned 19,626,050 (1.43% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 19,626,050 Class A ordinary shares, par value $0.001 per share, of the Issuer held by Kingsford Resources Limited, which is wholly owned by Better Rise Investments Limited. 58.1% of the total outstanding shares of Better Rise are held by Mr. Lichong Liu, 27.1% of the total outstanding shares of Better Rise are held by Mr. Yinan Hu, 12.7% of the total outstanding shares of Better Rise are held by Mr. Peng Ge, and the remaining 2.1% are held by Mr. Jun Li. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Kingsford by virtue of his majority ownership of Kingsford through Better Rise. Mr. Liu disclaims beneficial ownership of all of the ordinary shares of the Issuer held by Kingsford, except to the extent of his pecuniary interest therein.
  
  Note to Row 11:
  
  Based on 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer.

## Item 1. Issuer
Name of issuer: Highest Performances Holdings Inc.
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, 610036, People's Republic of China

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):
i) Kingsford Resources Limited ("Kingsford");
ii) Better Rise Investments Limited ("Better Rise"); and
iii) Lichong Liu.
Address of principal business office or, if none, residence:
The principal business office of Mr. Lichong Liu is 27F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, People's Republic of China.

The principal business office of Kingsford is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

The principal business office of Better Rise is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
Citizenship:
Kingsford is a British Virgin Islands company.
Better Rise is a British Virgin Islands company.

Lichong Liu is a citizen of People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Kingsford Resources Limited: 19,626,050
Better Rise Investments Limited: 19,626,050
Lichong Liu: 19,626,050

Represents 19,626,050 Class A ordinary shares held by Kingsford Resources Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Better Rise Investments Limited, a company incorporated in the British Virgin Islands. 58.1% of the total outstanding shares of Better Rise are held by Mr. Lichong Liu, 27.1% of the total outstanding shares of Better Rise are held by Mr. Yinan Hu, 12.7% of the total outstanding shares of Better Rise are held by Mr. Peng Ge, and the remaining 2.1% are held by Mr. Jun Li. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Kingsford by virtue of his majority ownership of Kingsford through Better Rise. Mr. Liu disclaims beneficial ownership of all of the ordinary shares of the Issuer held by Kingsford, except to the extent of his pecuniary interest therein.
Percent of class:
The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,372,547,538 ordinary shares, comprising of 372,547,538 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of January 2, 2025 according to records of the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

Kingsford Resources Limited: 1.43%
Better Rise Investments Limited: 1.43%
Lichong Liu: 1.43%
Sole power to vote or to direct the vote:
Kingsford Resources Limited: 19,626,050
Better Rise Investments Limited: 19,626,050
Lichong Liu: 19,626,050

Percent of Aggregate Voting Power:
Kingsford Resources Limited: 0.02%
Better Rise Investments Limited: 0.02%
Lichong Liu: 0.02%

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition:
Kingsford Resources Limited: 19,626,050
Better Rise Investments Limited: 19,626,050
Lichong Liu: 19,626,050
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. Description
1 Joint Filing Agreement

## Signatures
- Kingsford Resources Limited: /s/ Lichong Liu, Lichong Liu/Director (02/28/2025)
- Better Rise Investments Limited: /s/ Lichong Liu, Lichong Liu/Director (02/28/2025)
- Lichong Liu: /s/ Lichong Liu, Lichong Liu (02/28/2025)